United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

TABLE OF CONTENTS:

Press Release
Signature Page

Vale approves the acquisition of a stake in Belo Monte
Rio de Janeiro, April 28, 2011 — Vale S.A. (Vale) informs that the Board of Directors has approved the acquisition of up to 9% of Norte Energia S.A. (NESA), which is currently held by Gaia Energia e Participações S.A. (Gaia), subject to certain conditions. NESA was established with the sole purpose of implementing, operating and exploring of the Belo Monte hydroelectric plant.
Vale will reimburse Gaia for their capital invested into NESA and will assume future capital investment commitments related to the acquired stake, which are estimated at R$ 2.3 billion, equivalent to US$ 1.4 billion, converted at the BRL/USD average exchange rate for the last 30 days.
Vale is a major consumer of electricity and invests in power generation assets according to its consumption needs, seeking to permanently reduce operational costs and to minimize price and supply risks. To this effect, Vale invested in power generation in Brazil and other countries for the last eleven years. Likewise, Vale is a shareholder of nine hydroelectric plants in Brazil and owns three plants in Indonesia. In addition, the Estreito plant, in Brazil, recently started generating power and the Karebbe plant, in Indonesia, is in the final phase of construction and is expected to start production this year. We also own four small hydroelectric plants in Brazil and five others in Canada. As a result, 45% of Vale’s global energy consumption is satisfied by its own power generation.
As a consequence of significant mining investments in Brazil — especially in iron ore, pellets, nickel, copper and fertilizers — our electricity consumption will expand considerably in the next few years, which will increase the imbalance between our demand and supply through self-generation. The acquisition of a stake in the Belo Monte project will increase the percentage of our energy consumption that is met by our own power generation and will reduce the marginal cost of energy for Vale, as the price of energy to be bought from NESA will be lower than the alternative cost, which is given by the market price plus charges. In this way, Vale’s expected return from the Belo Monte investment is higher than our capital cost and in line with the estimate made when Vale participated in the auction process. In addition, the investment contributes to mitigate the risks associated to energy supply for our operations in Brazil.
Roger Agnelli, Vale’s Chief Executive Officer has commented that “the acquisition of a stake in the Belo Monte project is consistent with our growth strategy, contributes to Vale’s energy security and creates significant value for our shareholders as a self-producer”.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: April 28, 2011		Roberto Castello Branco
Director of Investor Relations